Mr Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

United States of America

Re:	Xyratex Ltd.
Form 20-F for the Fiscal Year Ended November 30, 2009
Filed February 23, 2010
Form 6-K Filed July 15, 2010
File No. 000-50799

August 10, 2010

Dear Mr Gilmore

Thank you for your letter dated July 27, 2010 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended November 30, 2009 (the “2009 Form 20-F”) of Xyratex Ltd. (“Xyratex”) (File Number 000-50799).

As discussed yesterday by telephone with David Edgar, Staff Accountant, both Steve Barber, Xyratex Chief Executive Officer, and myself, Xyratex Chief Financial Officer, have only returned from vacation yesterday and we therefore respectfully request a five business day extension to respond to the above-mentioned letter.

We are available to discuss the foregoing with you at your convenience.  If you have any questions regarding the foregoing, do not hesitate to contact me on 011 44 2392 496331.

Respectfully submitted,

Richard Pearce

Chief Financial Officer

Xyratex Ltd